INVEST IN **UNSMUDGEABLE**

Never Wipe Your Glasses Again™



unsmudgeable.com Boston, MA

Notable Angel | Female Founder | B2B | Ecommerce | Consumer Goods

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. 5 enterprise pilots: 1 paid, 2 LOIs, 2 trials
2. Tackling $789B optical surfaces market
3. We outperform current anti-smudge tech by 250%
4. Patent pending tech built in house
5. PFAS-free formulation (ahead of proposed 2030 EU ban)
6. Backed by DuPont through ESG Grant

Featured Investors



tim draper
Notable Investor
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Invested $5,000

"The product worked well, and I tried it with Simone who wears glasses, and she liked it. Exciting."



Om Capital
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Invested $85,000

Venkat Devraj, Managing Partner
"Unsmudgeable offers a good solution for an everyday problem - something I can easily relate to. And...

See more investor reviews

Other investors include MassChallenge, Carnegie Mellon University, University of Georgia, WashU St. Louis, Babson College & 173 more

Team



Swarna Shiv Founder/CEO

As Unsmudgeable's founder, I've conducted 500+ experiments and 100 user interviews, driven by 16 years of personal frustration with smudged glasses. Working with polymer experts, we've developed a solution to a problem no major eyewear brand has solved.

Why Unsmudgeable?


unsmudgeable™
the difference between seeing and seeing clearly

TLDR: for the skippers & scrollers

Led by materials science experts and backed by industry veterans, Unsmudgeable is revolutionizing the $585B eyewear industry with a groundbreaking anti-smudge coating that hides fingerprints. Our proprietary technology outperforms current solutions by 250% in visibility, offering a permanent, PFAS-free solution to a problem that affects billions of eyewear users worldwide (like our founder below 👇).

Unsmudgeable Commercial Stats

2	1	3	$789 B
paying B2B customers	LOI with global lens mfg	trials	market


Me, with my first pair of glasses
at age 7

The Problem That Can't Be Wiped Away

For decades, eyewear users have faced a persistent challenge that existing solutions haven't solved. Whether you're a surgeon in an operating room or a construction worker on a job site, smudged lenses aren't just an inconvenience – they're a significant barrier to safety and productivity.


The issue with
smudged glasses
Reducing Visual Acuity
Lack of Productivity
Lack of Safety
Inconvenience
No Effective Solutions
Consistent Eyestrain

The impact caused by smudges staggering:

- Businesses lose millions in productivity annually due to vision impairment
- Healthcare workers waste critical time repeatedly cleaning their glasses
- Industrial workers face increased safety risks from compromised vision
- Traditional solutions only offer temporary fixes that require constant maintenance


The issue with
smudged glasses


20%
for all eyewear users
with smudged vision
*Society for Human Resource Management
© Unsmudgeable 2024. All Rights Reserved | 6

As one medical professional put it: "Either we continue to operate with smudged vision, or we have nurses come to wipe our lenses." - Sean Harbison, Chief of General Surgery at UPenn Presbyterian Medical Center.


Use Case
Either we continue to operate with smudged vision or we have nurses come to wipe our lenses
Sean Harbison
Chief of General Surgery at UPenn Presbyterian Medical Center
© Unsmudgeable 2024. All Rights Reserved | 7

We're backed by exceptional angels and VCs

Our Revolutionary Solution

Unsmudgeable has developed a breakthrough coating technology that fundamentally changes how eyewear interacts with fingerprints and oils. Unlike conventional anti-smudge technologies that merely cluster fingerprints, our coating causes them to fade away, ensuring consistently clear vision.

Our flagship product: A patent pending fingerprint hiding surface coating


Our solution is the difference between seeing and seeing clearly
Unsmudgeable Anti-Smudge Coating
Anti-Reflective Coating
UV Treatment
Primer Layer
Eyewear Lens
One time Application
Waterproof
PFAS Free
*European Government is proposing a ban on PFAS chemicals in the EU by 2030
© Unsmudgeable 2024. All Rights Reserved | 8

Unsmudgeable enables eyewear users to see smudge free


Unsmudgeable outperforms current coatings by 140% in visibility
COMPETITION
Conventional anti-smudge tech clusters fingerprints, obscuring visibility for users
unsmudgeable
Unsmudgeable ensures clear vision by fading your smudges, eliminating the need for wiping
Actual fingerprint oils tested
© Unsmudgeable 2024. All Rights Reserved | 9

Our technology stack includes:

- Proprietary anti-smudge coating that outperforms competitors by 140%
- PFAS-free formulation (ahead of proposed 2030 EU ban)
- One-time permanent application
- Waterproof and durable design
- Seamless integration with existing manufacturing processes

Seamless integration with existing manufacturing processes

Unsmudgeable leads PFAS-free fingerprint hiding revolution


Competition Analysis
© Unsmudgeable 2024. All Rights Reserved.
10

	unsmudgeable	Traditional Anti-Smudge Coatings	Cleaning Sprays & Cloths
Fades Fingerprints	✓	✗	✗
PFAS Free	✓	✓	✗
Permanent Application	✓	✗	✗
Don't have to wipe your glasses clean	✓	✓	✗
1 Time Purchase	✓	✗	✗
Ensures constant smudge free vision	✓	✗	✗


Our IP Advantage
Patent for composition system and method
Our technology is proprietary, built in house, and not affiliated with any university
Application Serial No. 63/489194
© Unsmudgeable 2024. All Rights Reserved.
11

The Numbers That Matter

Our B2B2C licensing strategy combines scalability with strong margins:

Financial Metrics-

- Unit Price: $75
- Unit Cost: $2
- Unit Margin: $73
- Industry Standard Royalty: 5-10%


Licensing is the Winning Strategy
Unsmudgeable licensed to eyewear manufacturers + ordered by customers through eyewear retailers
$2
Unit Cost
$73
Unit Margin
$75
Unit Price
5-10%
Industry Royalty
© Unsmudgeable 2024. All Rights Reserved.
13

Market Opportunity

We're targeting a massive market with clear entry points:

- Total Addressable Market: $789B (Eyewear users, display screens & windows)
- Serviceable Addressable Market: $585B (Global eyewear users)
- Serviceable Obtainable Market: $13B (U.S. eyewear users)

Invest In Unsmudgeable and continue to redefine the eyewear industry


Eyewear with Endless Possibilities
$789 B
$585B
$13 B
TAM
Eyewear users, display screens & windows
SAM
All eyewear users worldwide
SOM
All eyewear users nationwide



Beachhead Segments
© Unsmudgeable 2024. All Rights Reserved. 11

We're bringing our product to the $789B optics market

Market Validation & Traction



In Conversations with
Safety & Prescription
shamir
stoggles
BÜHLER
Defense & Space
BAE SYSTEMS
RANDOLPH
Materials & Chemical
Henkel
BASF
Indicates in product testing stage
© Unsmudgeable 2024. All Rights Reserved. 15

Unsmudgeable is revenue generating with 2 enterprise customers

The eyewear industry is ready for disruption, and we're already making waves. We're in active product testing with major manufacturers across multiple sectors:

Safety & Prescription

- In discussions with leading eyewear manufacturers
- Strong interest from healthcare providers

Defense & Space

- Engaging with military contractors
- Testing for specialized applications

Materials & Chemical

- Partnership discussions with major coating providers
- Integration testing with existing manufacturing processes

Growth Strategy & Roadmap

Our 24-month roadmap is designed for strategic growth and market expansion:



How we Scale
12 Months
Seed $1M
Commercialize
Scale to industrial process
18 Months
Series A $3M
Establish Presence
Characteristic testing
Patent approved
24 Months
Series B $10M
Scale Markets
Expand to other surfaces
Expand to additional functionalities
Indicates inflection point
© Unsmudgeable 2024. All Rights Reserved. 16

Future projections are not guaranteed.

We want every surface to be Unsmudgeable

First 12 Months: We'll focus on commercialization and scaling, including making key technical and business development hires, scaling to industrial processes, and securing our first three Letters of Intent.

18-Month Milestone:

- Complete characteristic testing
- Patent approval
- Convert pilots into revenue generation

24-Month Vision: By month 24, we'll be positioned for national eyewear retail integration and expansion into additional functionalities and surfaces.





Financial Forecast
Revenue (in millions)
25
20
15.5
16.8
21.5



Based on unit economics of a $75 price and $2 cost
Based on anti-reflecting coating performance of $4bn sales increase

Future projections are not guaranteed.

Fingerprint hiding. PFAS free. Future ready.

Why Join the Unsmudgeable Family?

The timing couldn't be better for Unsmudgeable. We offer a unique combination of market opportunity and technological advancement:

Market Drivers:

- Growing awareness of productivity costs related to vision impairment
- Regulatory pressure against PFAS chemicals
- Rising demand in medical, military, and industrial sectors
- Optical Markets have an estimated compound annual growth rate of 9.5% (Fortune Business Insights, 2023)

Our Advantages:

- Patent-pending technology with clear IP protection
- 140% performance improvement over existing solutions
- PFAS-free formulation ahead of regulatory changes
- Experienced team with deep industry connections
- Multiple validated market opportunities



Unsmudgeable offers a SAFE investment with a $4.5M valuation cap and a 20% early-bird discount. Early investors gain priority access to upcoming partnership announcements and market expansion updates.

Don't miss out on the opportunity to invest in Unsmudgeable's game-changing technology. Secure your stake today! With Unsmudgeable, seeing clearly isn't just a moment – it's a lifetime.

